November 2, 2021

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Ms. Stacie Gorman

Ms. Brigitte Lippmann

Re:	Talon 1 Acquisition Corp.
Registration Statement on Form S-1, as amended
File No. 333-260305

Dear Ms. Gorman and Ms. Lippmann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Representatives”) for the initial public offering of Talon 1 Acquisition Corp. (the “Company”) hereby join in the request of the acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on November 3, 2021, or as soon as thereafter practicable, or at such other time as the Company or its counsel may request via telephone call to the staff.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,000 copies of the Preliminary Prospectus dated November 1, 2021.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance with the provisions of Rule 15c2-8, promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
EXOS SECURITIES LLC

As Representatives

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ryan Kelley
Name:	Ryan Kelley
Title:	Director

EXOS SECURITIES LLC

By:	/s/ Peter Early
Name:	Peter Early
Title:	Partner